Exhibit 99.1

JinkoSolar Announces First Quarter 2025 Financial Results

04/29/2025

SHANGRAO, China, April 29, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Business Highlights

•	Module shipments for the first quarter 2025 were 17.5 GW, ranking first in the industry.
•	At the end of the first quarter, we became the first module manufacturer in the world to have delivered a total of over 320 GW solar modules, covering nearly 200 countries and regions.
•	Our order book visibility for 2025 currently stands at 60% to 70% overall, with visibility in the Indo-Pacific and the Middle East and Africa regions exceeding 80%.
•	Our N-type TOPCon-based perovskite tandem solar cell set a new record conversion efficiency of 34.22%.
•	We were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF) for the fourth consecutive quarter.

First Quarter 2025 Operational and Financial Highlights

•	Quarterly shipments were 19,130 MW (17,504 MW for solar modules and 1,626 MW for cells and wafers), down 27.7% sequentially and 12.7% year-over-year.
•	Total revenues were RMB13.84 billion (US$1.91 billion), down 33.0% sequentially and 39.9% year-over-year.
•	Gross loss was RMB352.9 million (US$48.6 million), down 144.7% sequentially and 112.9% year-over-year.
•	Gross loss margin was 2.5%, compared with gross profit margin of 3.8% in Q4 2024 and gross profit margin of 11.9% in Q1 2024.
•	Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.32 billion (US$181.7 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB476.7 million in Q4 2024 and net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB609.4 million in Q1 2024.
•	Adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.07 billion (US$147.4 million), which excludes the impact of (i) the change in fair value of convertible senior notes, (ii) the change in fair value of long-term investment, and (iii) share-based compensation expenses, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB430.8 million in Q4 2024 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB470.3 million in Q1 2024.
•	Basic and diluted losses per ordinary share were RMB6.40 (US$0.88) and RMB6.40 (US$0.88), respectively. This translates into basic and diluted losses per ADS of RMB25.58 (US$3.53) and RMB25.58 (US$3.53), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "Module shipments reached 17.5 GW, with revenues of US$1.91 billion, for the first quarter of 2025. Prices across the main segments of the solar industrial chain were low in the first quarter. This, combined with disruptions in demand caused by changes in international trade policies, pressured profit margins in each segment of the integrated solar supply chain. Despite this challenging market environment, we fulfilled our delivery commitments to customers and reduced costs through supply chain optimization, adjustments to production and operation plans, and other measures. Due to a year-over-year decline in shipments to the U.S. market and a continued decline in higher-price overseas orders, our module prices and profitability decreased both year-over-year and sequentially. Net loss was US$181.7 million for the first quarter of 2025.

According to data from the National Environment Administration, new installations in China in the first quarter amounted to 59.7 GW, an increase of 31% year-over-year. Resilience was seen in domestic demand despite the high comparison base in 2024. Market self-regulation and high-quality development initiatives by manufacturers became gradually effective. From January to March, average monthly bidding prices for solar modules steadily recovered in the domestic market, returning to a more rational level. Recent changes in international trade policies, such as reciprocal tariffs in the United States, have brought some disruption to the PV industry. In response to these challenges, we have flexibly adjusted our supply chain strategy and regional shipment mix, while maintaining close communication and negotiation with our customers. Relying on our extensive market insights and efficient execution, we remain committed to meeting customer demands for our highly efficient and reliable products, maintaining operational continuity while adapting to market dynamics. Currently, the visibility of our order book stands at 60% to 70%, with Indo-Pacific and Middle East and Africa regions exceeding 80%.

By the end of the first quarter, the mass production cell efficiency for our third-generation TOPCon products exceeded 26.6%. We continued to upgrade existing TOPCon capacity with the introduction of technologies such as half-cell passivation, MAX, and 20BB. We expect the power of our third-generation TOPCon products to have a 20 Wp to 30 Wp advantage compared to previous-generation TOPCon products in the industry. Meanwhile, we continued to achieve breakthroughs in our R&D. By the end of the first quarter, our laboratory efficiency for perovskite tandem solar cell based on TOPCon reached 34.22%, once again setting a new record.

Our investments in R&D, manufacturing, and after-sale service capabilities in energy storage are gradually showing results. In the first quarter, shipments of energy storage systems exceeded 300 MWh, a substantial year-over-year increase. We expect energy storage shipments to be around 6 GWh for the full year 2025, with the overseas market as our strategic priority. So far, confirmed orders for energy storage systems account for 50% to 60%, with an additional 20% to 30% showing strong potential for signing. Leveraging our leading position in the PV industry, we will proactively explore innovative business models that integrate solar and storage solutions, providing high-efficiency and smart green energy solutions to global clients and contributing to the sustainable development of global energy.

We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, with annual production capacity of our third-generation TOPCon modules to reach 40.0 GW to 50.0 GW by the end of 2025. We expect module shipments to be between 20.0 GW and 25.0 GW in the second quarter of 2025, and between 85.0 GW and 100.0 GW for the full year 2025. We will actively respond to changes in market demand and policy, continuously optimize market strategies and supply chain management, and consistently improve technology and product competitiveness, to maintain a leading position in the industry."

First Quarter 2025 Financial Results

Total Revenues

Total revenues in the first quarter of 2025 were RMB13.84 billion (US$1.91 billion), a decrease of 33.0% from RMB20.65 billion in the fourth quarter of 2024 and a decrease of 39.9% from RMB23.04 billion in the first quarter of 2024. The sequential decrease was primarily due to a decrease in the shipment of solar modules, and the year-over-year decrease was mainly due to a decrease in average selling price of solar modules.

Gross Loss/ Profit and Gross Margin

Gross loss in the first quarter of 2025 was RMB352.9 million (US$48.6 million), compared with gross profit of RMB789.7 million in the fourth quarter of 2024 and gross profit of RMB2.74 billion in the first quarter of 2024.

Gross loss margin was 2.5% in the first quarter of 2025, compared with gross profit margin of 3.8% in the fourth quarter of 2024 and gross profit margin of 11.9% in the first quarter of 2024. The sequential and year-over-year decreases were mainly due to the decrease in average selling price of solar modules.

Loss from Operations and Operating Loss Margin

Loss from operations in the first quarter of 2025 was RMB2.87 billion (US$394.8 million), compared with RMB1.94 billion in the fourth quarter of 2024 and RMB339.6 million in the first quarter of 2024, primarily attributable to the decreases in our revenues and gross margin in the first quarter of 2025.

Operating loss margin was 20.7% in the first quarter of 2025, compared with 9.4% in the fourth quarter of 2024 and 1.5% in the first quarter of 2024.

Total operating expenses in the first quarter of 2025 were RMB2.51 billion (US$346.2 million), a decrease of 8.1% from RMB2.73 billion in the fourth quarter of 2024 and a decrease of 18.3% from RMB3.07 billion in the first quarter of 2024. The sequential decrease was mainly due to (i) the decrease in the impairment of long-lived assets and (ii) the decrease in loss resulted from disposal of long-lived assets, and the year-over-year decrease was primarily due to the decrease in shipping cost as the shipment of solar modules decreased.

Total operating expenses accounted for 18.1% of total revenues in the first quarter of 2025, compared to 13.2% in the fourth quarter of 2024 and 13.3% in the first quarter of 2024.

Interest Expenses and Interest Income

Interest expenses were RMB341.6 million (US$47.1 million), and interest income was RMB104.3 million (US$14.4 million) in the first quarter of 2025.

Net interest expenses in the first quarter of 2025 were RMB237.3 million (US$32.7 million), an increase of 1.3% from RMB234.3 million in the fourth quarter of 2024 and an increase of 27.0% from RMB186.8 million in the first quarter of 2024. The sequential and year-over-year increases were due to the increase in interest-bearing debts in the first quarter of 2025.

Subsidy Income

Subsidy income in the first quarter of 2025 was RMB536.0 million (US$73.9 million), compared with RMB900.1 million in the fourth quarter of 2024 and RMB231.8 million in the first quarter of 2024. The sequential and year-over-year changes were primarily attributable to the changes in cash receipt of incentives related to the Company's business operations.

Exchange Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB121.0 million (US$16.7 million) in the first quarter of 2025, compared to RMB408.2 million in the fourth quarter of 2024 and RMB139.7 million in the first quarter of 2024. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuations of US dollars against RMB in the first quarter of 2025.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes (the "Notes") due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e., Binomial Model. All the Notes with the principal amount at issuance of US$85.0 million have been converted into ordinary shares of the Company in the second quarter of 2024.

Change in fair value of convertible senior notes was nil in the first quarter of 2025, compared to nil in the fourth quarter of 2024 and a gain of RMB310.7 million in the first quarter of 2024.

Change in Fair Value of Long-term Investment

The Company invested in equity interests in several solar technology companies in the photovoltaic industry, which are recorded as long-term investment and available-for-sale securities and reported at fair value with changes in fair value recognized as gains or losses. As of March 31, 2025, the Company had RMB1.00 billion (US$138.0 million) in available-for-sale securities and long-term investment (excluding the investments accounted for under the equity method and held-to-maturity debt securities), compared with RMB1.05 billion as of December 31, 2024.

The Company recognized a loss from the change in fair value of long-term investment of RMB46.2 million (US$6.4 million) in the first quarter of 2025, compared with a gain of RMB332.3 million in the fourth quarter of 2024 and a loss of RMB55.3 million in the first quarter of 2024. The sequential and year-over-year changes were primarily due to the changes in the fair value of several solar technology companies we invested in.

Other Loss/Income, Net

Net other loss in the first quarter of 2025 was RMB218.6 million (US$30.1 million), compared with net other loss of RMB758.4 million in the fourth quarter of 2024 and net other income of RMB1.32 billion in the first quarter of 2024. The sequential and year-over-year changes were mainly due to the changes in the fair value of financial instruments in the first quarter of 2025.

Equity in Loss/Income of Affiliated Companies

The Company indirectly holds equity interests in several affiliated companies engaged in solar business, including Sweihan PV Power Company P.J.S.C, Inner Mongolia Xinte Silicon Material Co., Ltd., and Sichuan Yongxiang Technology Co., Ltd., etc., which were accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB46.1 million (US$6.3 million) in the first quarter of 2025, compared with equity in loss of affiliated companies of RMB119.2 million in the fourth quarter of 2024 and equity in income of affiliated companies of RMB13.2 million in the first quarter of 2024. The fluctuations in equity in loss or income of affiliated companies primarily arose from the changes in net losses or gains incurred by the affiliated companies.

Income Tax Benefit/Expense

The Company recorded an income tax benefit of RMB699.5 million (US$96.4 million) in the first quarter of 2025, compared with income tax benefit of RMB580.5 million in the fourth quarter of 2024 and income tax expense of RMB476.7 million in the first quarter of 2024.

Net Loss/Income Attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB756.1 million (US$104.2 million) in the first quarter of 2025, compared with net loss attributable to non-controlling interests of RMB370.2 million in the fourth quarter of 2024 and net income attributable to non-controlling interests of RMB351.0 million in the first quarter of 2024. The sequential and year-over-year changes were mainly attributable to the changes in net loss or income of the Company's majority-owned principal operating subsidiary,Jinko Solar Co., Ltd.

Net Loss/Income and Losses/Earnings per Share

Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.32 billion (US$181.7 million) in the first quarter of 2025, compared with net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB476.7 million in the fourth quarter of 2024 and net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB609.4 million in the first quarter of 2024.

Excluding the impact of (i) the change in fair value of the convertible senior notes, (ii) the change in fair value of the long-term investment, and(iii) share-based compensation expenses, adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.07 billion (US$147.4 million) in the first quarter of 2025, compared with adjusted net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB430.8 million in the fourth quarter of 2024 and adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders of RMB470.3 million in the first quarter of 2024.

Basic and diluted losses per ordinary share were RMB6.40 (US$0.88) and RMB6.40 (US$0.88), respectively, in the first quarter of 2025, compared to basic and diluted losses per ordinary share of RMB2.32 and RMB2.32, respectively, in the fourth quarter of 2024, and basic and diluted earnings per ordinary share of RMB2.82 and RMB1.34, respectively, in the first quarter of 2024. As each ADS represents four ordinary shares, this translates into basic and diluted losses per ADS of RMB25.58 (US$3.53) and RMB25.58 (US$3.53), respectively, in the first quarter of 2025; basic and diluted losses per ADS of RMB9.28 and RMB9.28, respectively, in the fourth quarter of 2024; and basic and diluted earnings per ADS of RMB11.28 and RMB5.36, respectively, in the first quarter of 2024.

Financial Position

As of March 31, 2025, the Company had RMB27.38 billion (US$3.77 billion) in cash, cash equivalents, and restricted cash, compared with RMB27.74 billion as of December 31, 2024.

As of March 31, 2025, the Company's accounts receivables were RMB12.79 billion (US$1.76 billion), compared with RMB14.07 billion as of December 31, 2024.

As of March 31, 2025, the Company's inventories were RMB13.26 billion (US$1.83 billion), compared with RMB12.51 billion as of December 31, 2024.

As of March 31, 2025, the Company's total interest-bearing debts were RMB46.54 billion (US$6.41 billion), compared with RMB40.59 billion as of December 31, 2024.

First Quarter 2025 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 19,130 MW in the first quarter of 2025, including 17,504 MW for solar module shipments and 1,626 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

Second Quarter and Full Year 2025 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2025, the Company expects its module shipments to be in the range of 20.0 GW to 25.0 GW.

For full year 2025, the Company estimates its module shipments to be in the range of 85.0 GW to 100.0 GW.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2025.

Recent Business Developments

•	In April 2025, we once again topped the PV Tech 2025 Q1 ModuleTech Bankability Report with "AAA" rating.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, April 29, 2025 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10046840-w4216t.html

It will automatically direct you to the registration page of "JinkoSolar First Quarter 2025 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 6, 2025. The dial-in details for the replay are as follows:

International: +61 7 3107 6325

U.S.:      +1 855 883 1031

Passcode: 10046840

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of March 31, 2025.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2025, which was RMB7.2567 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2024	Dec 31, 2024	Mar 31, 2025
	RMB'000	RMB'000	RMB'000	USD'000
Revenues	23,044,280	20,650,730	13,843,640	1,907,704

Cost of revenues	(20,309,195)	(19,861,074)	(14,196,514)	(1,956,332)

Gross (loss)/profit	2,735,085	789,656	(352,874)	(48,628)

Operating expenses:
Selling and marketing	(1,466,397)	(1,205,849)	(1,145,411)	(157,842)
General and administrative	(1,367,868)	(912,728)	(1,215,065)	(167,440)
Research and development	(240,428)	(256,054)	(151,802)	(20,919)
Impairment of long-lived assets	-	(357,616)	-	-
Total operating expenses	(3,074,693)	(2,732,247)	(2,512,278)	(346,201)

Loss from operations	(339,608)	(1,942,591)	(2,865,152)	(394,829)
Interest expenses	(281,733)	(347,514)	(341,604)	(47,074)
Interest income	94,900	113,255	104,329	14,377
Subsidy income	231,844	900,142	535,957	73,857
Exchange gain/(loss),net	126,010	314,627	135,686	18,698
Change in fair value of foreign exchange derivatives	13,714	93,602	(14,706)	(2,027)
Change in fair value of Long-term Investment	(55,328)	332,270	(46,155)	(6,360)
Change in fair value of convertible senior notes	310,683	-	-	-
Other income/(loss), net	1,323,478	(758,388)	(218,618)	(30,127)
(Loss)/Income before income taxes	1,423,960	(1,294,597)	(2,710,263)	(373,485)
Income tax benefits/(expenses)	(476,718)	580,537	699,479	96,391
Equity in (loss)/income of affiliated companies	13,181	(119,161)	(46,072)	(6,349)
Net (loss)/income	960,423	(833,221)	(2,056,856)	(283,443)
Less: Net loss/(income) attributable to non-controlling interests	(351,025)	370,197	756,054	104,187
Less: Accretion to redemption value of redeemable non-controlling interests	-	(13,712)	(18,074)	(2,491)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	609,398	(476,736)	(1,318,876)	(181,747)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.82	(2.32)	(6.40)	(0.88)
Diluted	1.34	(2.32)	(6.40)	(0.88)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	11.28	(9.28)	(25.58)	(3.53)
Diluted	5.36	(9.28)	(25.58)	(3.53)

Weighted average ordinary shares outstanding:
Basic	216,001,414	205,490,103	206,249,285	206,249,285
Diluted	223,646,269	205,490,103	206,249,285	206,249,285

Weighted average ADS outstanding:
Basic	54,000,353	51,372,526	51,562,321	51,562,321
Diluted	55,911,567	51,372,526	51,562,321	51,562,321

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net (loss)/income	960,423	(833,221)	(2,056,856)	(283,443)
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	-	(10,212)	-	-
-Foreign currency translation adjustments	(177,267)	196,740	96	14
-Change in the instrument-specific credit risk	421	-	-	-
Comprehensive (loss)/income	783,577	(646,693)	(2,056,760)	(283,429)
Less: Comprehensive (loss)/income attributable to non-controlling interests	(348,517)	308,358	(710,680)	(97,934)
Comprehensive (loss)/income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	435,060	(338,335)	(2,767,440)	(381,363)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 31, 2024	Mar 31, 2025
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	27,737,976	27,382,593	3,773,422
Restricted short-term investments and short-term investments	3,901,442	4,299,317	592,462
Accounts receivable, net	14,065,558	12,785,912	1,761,946
Notes receivable, net	3,333,377	3,001,864	413,668
Advances to suppliers, net	2,654,149	1,908,971	263,064
Inventories, net	12,509,422	13,258,752	1,827,105
Foreign exchange forward contract receivables	115,220	78,316	10,792
Prepayments and other current assets, net	4,490,411	4,568,566	629,565
Held-for-sale assets	57,502	39,677	5,468
Total current assets	68,865,057	67,323,968	9,277,492

Non-current assets:
Restricted long-term investments	1,328,201	1,199,030	165,231
Long-term investments	1,870,253	1,753,561	241,647
Property, plant and equipment, net	44,800,692	43,869,500	6,045,379
Land use rights, net	1,838,015	1,827,696	251,863
Intangible assets, net	461,955	463,060	63,811
Right-of-use assets, net	448,555	419,872	57,860
Deferred tax assets	2,641,397	2,876,008	396,325
Advances to suppliers to be utilised beyond one year	520,376	514,388	70,885
Other assets, net	1,954,935	1,853,411	255,407
Available-for-sale securities-non-current	150,922	150,922	20,798
Total non-current assets	56,015,301	54,927,448	7,569,206

Total assets	124,880,358	122,251,416	16,846,698

LIABILITIES
Current liabilities:
Accounts payable	11,038,668	11,406,669	1,571,881
Notes payable	11,189,801	6,050,240	833,746
Accrued payroll and welfare expenses	2,779,196	2,609,321	359,574
Advances from customers	5,088,596	5,460,934	752,537
Income tax payables	703,498	75,543	10,410
Other payables and accruals	16,583,912	15,956,089	2,198,808
Foreign exchange forward derivatives payables	20,789	64,938	8,949
Lease liabilities - current	145,663	102,948	14,187
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	6,933,899	9,004,600	1,240,867
Total current liabilities	54,484,022	50,731,282	6,990,959

Non-current liabilities:
Long-term borrowings	20,643,272	22,643,412	3,120,346
Convertible notes	8,605,579	10,459,913	1,441,415
Accrued warranty costs - non current	2,136,192	1,962,385	270,424
Lease liabilities-noncurrent	330,740	356,848	49,175
Deferred tax liability	56,718	56,718	7,816
Long-term Payables	4,387,864	4,423,068	609,515
Total non-current liabilities	36,160,365	39,902,344	5,498,691

Total liabilities	90,644,387	90,633,626	12,489,650

Mezzanine Equity
Redeemable non-controlling interests	1,535,926	1,554,000	214,147

SHAREHOLDERS' EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders' equity	19,898,909	18,403,180	2,536,026

Non-controlling interests	12,801,136	11,660,610	1,606,875

Total shareholders' equity	32,700,045	30,063,790	4,142,901

Total liabilities, non-controlling interest and shareholders' equity	124,880,358	122,251,416	16,846,698

View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-first-quarter-2025-financial-results-302441209.html

SOURCE JinkoSolar Holding Co., Ltd.